SIRIUS XM RADIO INC.
1221 Avenue of the Americas
New York, New York 10020
March 23, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 20549
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Robert Bartelmes John Harrington
Re: Sirius XM Radio Inc. Registration Statement on Form S-3 (File No. 333-157890)
Dear Messrs. Bartelmes and Harrington:
          Reference is made to the Registration Statement on Form S-3 (File No. 333-157890) filed with the Securities and Exchange Commission by Sirius XM Radio Inc. (the “Company”) on March 12, 2009 (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, the Company hereby applies for the immediate withdrawal of the Registration Statement together with all exhibits thereto.
          The Registration Statement was filed in connection with the Company’s contractual obligations to maintain an effective resale registration statement for certain of its security holders upon the Company’s loss of “well-known seasoned issuer” (as such term is defined in Rule 405 under the Securities Act of 1933) status. However, subsequent to the Company’s filing of its annual report on Form 10-K for the fiscal year ended December 31, 2008, the Company is once again a “well-known seasoned issuer” and has elected to file an automatic shelf registration statement on Form S-3. The Company confirms that it has not sold any securities pursuant to the Registration Statement.
          The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.
          If you have questions or require additional information, please do not hesitate to contact the Company’s outside counsel, John C. Ericson, Esq. of Simpson Thacher & Bartlett LLP at (212) 455-2000.

Sincerely, SIRIUS XM RADIO INC.
By:	/s/ Patrick L. Donnelly
	Name:	Patrick L. Donnelly
	Title:	Executive Vice President, General Counsel and Secretary